

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Via E-mail
Richard K. McGee
General Counsel
Plains GP Holdings, L.P.
333 Clay Street
Suite 1600
Houston, TX 77002

> **Re: Plains GP Holdings, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 6, 2013**
> **File No. 333-190227**

Dear Mr. McGee:

We have reviewed your response letter dated September 5, 2013 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 6, 2013

General

1.   We note your response to the first numbered comment from our letter to you dated August 27, 2013, and we re-issue the comment in part. Please provide the partnership agreement by no later than with your next amendment so that we can complete the related portions of our review, or explain to us the reasons for any further delay in providing it. Also, we will need to review the other omitted exhibits, including the legality and tax opinions, once you file them.

Prospectus Cover Page

2.   We note your supplemental response to prior comment 4. Please provide, at an appropriate place in the prospectus, the explanation that appears in your response, particularly the information in its last two substantive paragraphs.

Material U.S. Federal Income Tax Consequences, page 255

3.   Revise or eliminate the text at page 261 which includes the disclaimer language "THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY." Please see Staff Legal Bulletin 19 (Corp. Fin.) (October 14, 2011), Section III.D.1, which states in part that "Investors are entitled to rely on the opinion expressed. Examples of inappropriate disclaimers include 'This discussion is being provided for informational purposes only….'"

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director

cc: Mr. David P. Oelman